March 30, 2023
Kenvue Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-269115
Dear Ms. Adams and Ms. Yale:
Kenvue Inc. (formerly known as JNTL, Inc.) (the “Company”) has filed today with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter and the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (the “Amended Registration Statement”).
This letter and the Amended Registration Statement set forth the Company’s responses to the comments of the Staff contained in your letter dated March 17, 2023 (the “Comment Letter”), relating to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed with the SEC on March 3, 2023 (the “Registration Statement”).
Registration Statement on Form S-1
The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Amended Registration Statement. All references to page numbers in these responses are to pages of the Amended Registration Statement.
Debt Financing Transactions, page 11
1.    We note the revised disclosure on page 11. Please revise to disclose here that prior to the completion of this offering, you expect to complete a private placement issuance of senior notes in an aggregate principal amount of up to $9 billion, and that you also expect to enter into a five-year senior unsecured revolving credit facility in an aggregate principal amount of $4 billion and to have a commercial paper program for the issuance of up to $4 billion in aggregate principal amount, as you state elsewhere in your prospectus. Also specify any restrictions that will be imposed on you and your operations by such financing arrangements. Refer to comment 7 of our September 28, 2022 letter. Please also revise to disclose that all of the underwriters in this offering are also participating in the Notes Offering, for which they will receive customary fees and commissions, as you further explain on page 247.
Response: The Company has revised its disclosure on page 12 to address the Staff’s comments.

Liquidity and Capital Resources, page 110
2.    We note the revised disclosure on page 112 regarding the debt to be incurred in connection with the Separation. Please revise to further address the anticipated sources of funds for repayment. Refer to comment 12 of our letter dated September 28, 2022.
Response: The Company has revised its disclosure on page 115 to address the Staff’s comments.
Underwriting, page 242
3.    We note the disclosure on this page that, "[t]o the extent any underwriter that is not a U.S. registered broker-dealer intends to effect any offers or sales of any shares in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations." Please revise this section to name the applicable U.S. registered broker-dealers that each such underwriter will use, or advise.
Response: The Company has revised its disclosure on page 245 to address the Staff’s comments.
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Should you have any questions or comments concerning the Amended Registration Statement or this response letter, please contact Michael E. Mariani at 212-474-1007.

Sincerely,

/s/ Michael E. Mariani
Michael E. Mariani

Abby Adams
Dorrie Yale
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

VIA EDGAR

Copy to:

Thibaut Mongon
Kenvue Inc.
199 Grandview Road
Skillman, NJ 08558

VIA E-MAIL